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        March 21, 2007

Ms. Anne Nguyen Parker
Division of Corporation Finance
United States Securities and
    Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

  Re:
  Forest Oil Corporation
  Registration Statement on Form S-4
  Filed February 8, 2007
  File No. 333-140532
  Supplemental Response to Comment No. 2 of SEC Comment Letter Dated March 8, 2007

Dear Ms. Parker:

        The Registrant has filed through EDGAR and separately forwarded courtesy copies of Amendment No. 1 to the above-referenced registration statement (the "Registration Statement"), each of which has been marked to show changes from the original filing.

        We set forth the responses of the Registrant to the comments and requests for additional information of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission in its comment letter dated March 8, 2007 (the "Comment Letter") in a response letter dated March 21, 2007, which was furnished through EDGAR as correspondence (the "Response Letter"). As referred to in the Response Letter, the Registrant has included herewith certain supplemental information in response to Comment No. 2 included in the Comment Letter.

        For your convenience, Comment No. 2 for which the Registrant is providing supplemental materials has been repeated in bold type exactly as set forth in the Comment Letter.

        Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement.

        Information provided in this letter on behalf of the Registrant and its executive officers, directors and controlling persons has been provided to us by the Registrant, and information provided in this letter on behalf of The Houston Exploration Company ("Houston Exploration") and its executive officers, directors and controlling persons has been provided to us by Houston Exploration.

SEC Comment Letter Dated March 8, 2007:

2.
Please supplementally provide us with a list that briefly identifies the contents of all omitted schedules or similar supplements to the merger agreement. We may have additional comments.

  Response: Annex I to this letter provides a list that briefly describes the contents of all omitted schedules or similar supplements to the merger agreement.

        If you have any questions or comments regarding this letter or the Registration Statement, please contact Alan P. Baden of Vinson & Elkins L.L.P. at (212) 237-0001 or Shelley Barber of the same firm at (212) 237-0022.

Very truly yours,
/s/ SHELLEY A. BARBER
Shelley A. Barber
cc:
Mellissa Duru
Jennifer Goeken
Jill Davis
Cyrus D. Marter IV

Annex I

Supplemental Response to Comment No. 2 of SEC Comment Letter Dated March 8, 2007 Regarding Forest Oil Corporation's Registration Statement on Form S-4 filed on February 8, 2007 (File No. 333-140532).

        The following is a list that briefly identifies the contents of all omitted schedules or similar supplements to the Merger Agreement dated January 7, 2007, among Forest Oil Corporation, MJCO Corporation and The Houston Exploration Company. The descriptions of the schedules have been annotated to indicate where the information has previously been filed with the SEC. To the extent no annotation is given, Houston Exploration (with respect to the information referenced in the Company Disclosure Letter and the Additional Disclosure Letter) and Forest (with respect to the information in the Parent Disclosure Letter) believe that the information is not material.

Schedule			Description
1.	Company (Houston Exploration) Disclosure Letter
	(a)	Section 3.1—Subsidiaries, Incorporation and Foreign Qualification	•	Houston Exploration listed its subsidiaries and their respective jurisdiction of incorporation or organization.(1)
	(b)	Section 3.4—No Violations; Consent and Approvals	•	None.
	(c)	Section 3.5—SEC Reports and Financial Statements	•	Houston Exploration notes that the First Amendment to the Change of Control Plan had not been filed as of the date of the merger agreement.(2)
	(d)	Section 3.6—Material Oil and Gas Interests	•	None.
	(e)	Section 3.7—Absence of Certain Changes	•	Houston Exploration sold substantially all of its Gulf of Mexico Assets in March and June 2006.(3)
			•	Houston Exploration retained Lehman Brothers Inc. to pursue strategic alternatives to increase stockholder value.(4)

(1)
Please see Exhibit 21.1 to Houston Exploration's Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 001-11899).

(2)
The First Amendment to The Houston Exploration Company Change of Control Plan dated May 17, 2002 was filed as exhibit 10.48 to Houston Exploration's Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 001-11899).

(3)
Please see Houston Exploration's Form 10-Q for the quarter ended September 30, 2006 (Filed November 8, 2006; File No. 001-11899) and Houston Exploration's Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 001-11899) for further details.

(4)
Please see Houston Exploration's Press Release attached as Exhibit 99.1 to its Current Report on Form 8-K filed June 26, 2006 (File No. 001-11899). Please also see Houston Exploration's Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 001-11899) for further details.

Schedule	Description
	•	Houston Exploration did not complete its Section 1031 exchange which therefore resulted in the recognition of a taxable gain.(5)
	•	Houston Exploration has outstanding litigation.(6)
	•	Houston Exploration has less production hedged than in previous years.(7)
	•	Houston Exploration acquired assets from Santos TOG Company.(8)
	•	Houston Exploration has amended certain executive officer employment agreements(9) and increased certain executive officers' compensation.(10)
	•	The IRS is currently auditing Houston Exploration's fiscal year 2004 and Houston Exploration is currently under sales tax audits in Texas and Louisiana.
	•	Houston Exploration amended its Change of Control Plan, Supplemental Executive Retirement Plan and 401(k) Plan.(11)
	•	Houston Exploration has entered into severance agreements with nine former non-officer employees.

(5)
Please see Houston Exploration's Annual Report on Form 10-K, as amended, for the year ended December 31, 2006 (File No. 001-11899) for further details.

(6)
Please see Houston Exploration's Form 10-Q for the quarter ended September 30, 2006 (filed November 8, 2006; File No. 001-11899), Form 8-K filed June 8, 2006 (File No. 001-11899) and Houston Exploration's Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 001-11899) for further details regarding Houston Exploration's pending litigation.

(7)
Please see Houston Exploration's Form 10-Q for the quarter ended September 30, 2006 (Filed November 8, 2006; File No. 001-11899) and Houston Exploration's Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 001-11899) for further details.

(8)
Please see Houston Exploration's Annual Report on Form 10-K, as amended, for the year ended December 31, 2006 (File No. 001-11899) for further details.

(9)
Please see Houston Exploration's Form 10-Q for the quarter ended September 30, 2006 (filed November 8, 2006; File No. 001-11899) for further information regarding the amendments to executive officer's employment agreements. These amendments are also included as exhibits on Houston Exploration's Annual Report on Form 10-K for the year ended December 31, 2005 (File No. 001-11899) and incorporated by reference therein.

(10)
Please see Form 8-K filed October 27, 2006 (File No. 001-11899) for further details regarding Houston Exploration's executive compensation.

(11)
Please see Houston Exploration's Annual Report on Form 10-K, as amended, for the year ended December 31, 2006 (File No. 001-11899) for further details.

Schedule		Description
(f)	Section 3.8—Absence of Undisclosed Liabilities	•	Houston Exploration has potential exposure to Williams regarding unbilled transportation charges.
		•	Houston Exploration has potential exposure relating to an accelerated net profits interest and to a post-closing adjustment resulting from the sale of its Gulf of Mexico properties.
(g)	Section 3.10—Employee Benefit Plans; ERISA	•	Houston Exploration provided a description of its Individual and Group Employee Benefit Plans.
		•	Houston Exploration provided a list of its Employment and Severance Agreements, including information regarding its Non-Deductible Payments and Payments Subject to Excise Tax.(12)
		•	Houston Exploration provided a list of its Severance, Post-Termination Benefits and Health Benefits.
		•	Houston Exploration provided information on Accelerated Vesting/Delivery of Payments or Benefits.
(h)	Section 3.11—Litigation	•	Houston Exploration provided a list of pending litigation and disputes that had previously been publicly disclosed.(13)
(i)	Section 3.12—Intellectual Property	•	Consents for the transfer of seismic license rights not owned by Houston Exploration.
(j)	Section 3.13—Material Contracts	•	Houston Exploration's material contracts related to their Employee Benefits Plans, Employment Agreements and Severance Agreements.
		•	Houston Exploration has an agreement with Veritas for seismic survey services.
		•	Houston Exploration's leases in Rincon Field are subject to a basket conversion with a payout to Rice University.
(k)	Section 3.14—Taxes	•	Houston Exploration is subject to a pending IRS audit of fiscal year 2004.
		•	Houston Exploration is subject to pending sales tax audits in Texas and Louisiana.

(12)
The agreements with officers have been filed or disclosed in Houston Exploration's Annual Report on Form 10-K, as amended, for the year ended December 31, 2006 (File No. 001-11899).

(13)
Please see Houston Exploration's Form 10-Q for the quarter ended September 30, 2006 (filed November 8, 2006; File No. 001-11899), Form 8-K filed June 8, 2006 (File No. 001-11899) and Houston Exploration's Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 001-11899) for further details regarding Houston Exploration's pending litigation.

Schedule		Description
		•	Houston Exploration and its subsidiaries were included in consolidated tax returns with KeySpan Corporation and Seneca-Upshur Petroleum, Inc.
•
Houston Exploration is party to the Tax Matters Agreement dated as of June 2, 2004 by and among The Houston Exploration Company, Seneca-Upshur Petroleum, Inc., THEC Holdings Corp. and KeySpan Corporation.(14)
		•	Houston Exploration has agreed to extend the applicable statute of limitations on assessment in connection with sales tax audits in Texas and Louisiana.
		•	2005 tax ruling from Texas Comptroller regarding franchise tax consequences of business restructuring.
		•	Between 2003 and 2004, KeySpan's ownership percentage of Houston Exploration decreased from 66% to 0%.(15)
		•	In 2004, Houston Exploration was a distributing corporation for purposes of Section 355 of the Internal Revenue Code.(16)
(l)	Section 3.18—Directors and Officers	•	Houston Exploration provided a list of its current directors and officers.
(m)	Section 3.19—Affiliate Transactions	•	Houston Exploration has business with NATCO Group Inc., which is affiliated with John U. Clarke (Director).(17)
		•	Houston Exploration has agreements with KeySpan which is affiliated with Robert B. Catell (Director).(18)

(14)
This agreement was filed as Exhibit 99.4 to Houston Exploration's Form 8-K filing dated June 4, 2004 (File No. 001-11899) and incorporated by reference as Exhibit 10.31 to Houston Exploration's Annual Report on Form 10-K dated December 31, 2006 (File No. 001-11899).

(15)
Please see Houston Exploration's Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 001-11899) for further details.

(16)
Please see Houston Exploration's Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 001-11899) for further details.

(17)
Please see Houston Exploration's Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 001-11899) for further details.

(18)
Please see Houston Exploration's Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 001-11899) for further details.

Schedule			Description
			•	Jim Westmoreland received distributions attributable to overriding royalty interests in Houston Exploration's properties.(19)
	(n)	Section 3.20—Derivative Transactions	•	Houston Exploration referenced its disclosure in its Form 10-Q for the quarter ended September 30, 2006.
	(o)	Section 5.1—Interim Operations of the Company	•	Houston Exploration excepts actions necessary to prevent a breach of its Indenture or Credit Agreement.
			•	2006 incentive compensation and bonuses to be paid in February 2007.
			•	Houston Exploration had the right to amend the executive officers' employment agreements within two weeks after the date of the Merger Agreement.(20)
			•	The Company is negotiating to trade all of its Eastern Oklahoma Arkoma Basin assets for Questar Production Company's East Texas Willow Springs assts and other miscellaneous East Texas assets.
	(p)	Section 5.8—Directors' and Officers' Insurance and Indemnification	•	All of the directors and officers of Houston Exploration and its subsidiaries since May 14, 2001 are covered by the Directors' and Officers' Insurance and Indemnification.
2.	Additional Disclosure Letter of Houston Exploration
	(a)	Outstanding Stock Options and Restricted Units pursuant to Section 3.1(a) of the Merger Agreement	•	Houston Exploration provided a list of the holders of Outstanding Stock Options and Restricted Units as of January 4, 2007.
	(b)	Treasury Regulation 280G Analysis Assumptions pursuant to Section 3.10(d)(ii) of the Merger Agreement	•	Houston Exploration provided a description of the assumptions used to quantify the potential 280G exposure to Houston Exploration and nine of its executives.
			•	Houston Exploration also provided summary tables of the 280G calculations and corporate costs.

(19)
Please see Houston Exploration's Proxy Statement on Schedule 14A as filed on March 17, 2006 (File No. 001-11899) for further details.

(20)
Please see Houston Exploration's Current Report on Form 8-K dated January 7, 2007 (File No. 001-11899) for further details.

Schedule		Description
(c)	Executive Salaries and Targeted Bonus pursuant to Section 3.18(c) of the Merger Agreement	•	Houston Exploration provided a table of executive compensation, 2006 and 2007 annual salary and 2006 and 2007 targeted bonuses.(21)
(d)	Second Amendment to Rights Agreement pursuant to Section 3.24 of the Merger Agreement	•	Houston Exploration provided the full text to the Second Amendment to its Rights Agreement.(22)
(e)	Lehman Brothers Inc. Fee Disclosure pursuant to Section 3.27 of the Merger Agreement	•	Houston Exploration provided a description of the fees payable to Lehman Brothers Inc. in connection with this merger.
(f)	2007 Monthly Capital Expenditure Plan pursuant to Section 5.1(b) of the Merger Agreement	•	Houston Exploration provided a schedule of its estimated capital expenditures by month for 2007.
(g)	Amendments to Change of Control Plan, 401(k) Plan and Supplemental Executive Retirement Plan pursuant to Section 5.11(e) of the Merger Agreement	•
Houston Exploration provided the full text of the Second Amendment to the Houston Exploration Company Change of Control Plan(23), the Amendment to the Houston Exploration Company 401(K) Plan(24) and Trust and the First Amendment to the Houston Exploration Company Supplemental Executive Retirement Plan.(25)
(h)	List of Outstanding Options pursuant to Section 5.11(f) of the Merger Agreement	•	Houston Exploration provided a schedule of the owners of outstanding options as of January 4, 2007.

(21)
This disclosure has been made in Forest's Registration Statement on Form S-4 filed on February 8, 2007 (File No. 333-140532) and also in Houston Exploration's Current Report on Form 8-K dated October 27, 2006 (File No. 001-11899).

(22)
This agreement was filed as Exhibit 4.1 on Houston Exploration's Current Report on Form 8-K dated January 7, 2007 (File No. 001-11899) and incorporated by reference as Exhibit 4.4 to Houston Exploration's Annual Report on Form 10-K dated December 31, 2006 (File No. 001-11899).

(23)
This agreement was filed as Exhibit 10.4 on Houston Exploration's Current Report on Form 8-K dated January 7, 2007 (File No. 001-11899) and incorporated by reference as Exhibit 10.49 to Houston Exploration's Annual Report on Form 10-K dated December 31, 2006 (File No. 001-11899).

(24)
This agreement was filed as Exhibit 10.2 on Houston Exploration's Current Report on Form 8-K dated January 7, 2007 (File No. 001-11899).

(25)
This agreement was filed as Exhibit 10.3 on Houston Exploration's Current Report on Form 8-K dated January 7, 2007 (File No. 001-11899) and incorporated by reference as Exhibit 10.21 to Houston Exploration's Annual Report on Form 10-K dated December 31, 2006 (File No. 001-11899).

Schedule			Description
3.	Parent (Forest) Disclosure Letter
	(a)	Section 4.1—Organization	•	Forest Oil Insurance Company Ltd. is not in good standing. Forest would not expect this failure to have a material impact on Forest or its Subsidiaries.
			•	Forest's organizational chart.
	(b)	Section 4.6—Oil and Gas Reserves	•	None
	(c)	Section 4.7—Absence of Certain Changes	•	In November 2006, Forest transferred all of its Forest Alaska properties into a wholly-owned subsidiary.(26)
			•	Forest's Compensation Committee expects to approve the award of restricted stock grants to various officers and employees in 2007.
	(d)	Section 4.8—Absence of Undisclosed Liabilities	•	Forest Alaska has entered into credit agreements and commodity price hedging arrangements and has granted security interests in substantially all of their respective assets and capital stock.(27)
•
Forest has engaged in negotiations with Mariner Energy Corporation to reach a final reconciliation of the Cash Amount owed under the Distribution Agreement between Forest Oil Corporation and SML Wellhead Corporation.
	(e)	Section 4.10—Employee Benefit Plans; ERISA	•	Forest has identified and summarized its benefit plans.
			•	Forest has identified its material severance agreements.
•
Forest assumed the retirement plans of The Wiser Oil Company on the completion of the acquisition. Prior to the acquisition, Wiser converted a retirement plan into a cash balance plan.(28) The determination letter on the conversion is pending with the IRS.

(26)
Please see Forest's Current Report on Form 8-K filed on December 12, 2006 (File No. 001-13515) and its Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 001-13515) for further details.

(27)
Please see Forest's Current Report on Form 8-K filed on December 12, 2006 (File No. 001-13515) and its Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 001-13515) for further details.

(28)
Please see Forest's Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 001-13515) for further details.

Schedule		Description
(f)	Section 4.13—Material Contracts	•	First and Second Lien Agreements of Forest Alaska.(29)
		•	Intercompany services agreements with Forest Alaska.
		•	3D Land Survey agreement with WesternGeco LLC for seismic surveys in Reeves-Loving County, Texas.
(g)	Section 4.14—Taxes	•
The state of Alaska has opened an audit on the Forest Oil consolidated group for years 2002-2004. No assessment or correspondence has been received since the field work was completed. Forest has waived the statute of limitations in regards to this audit.
		•	The state of Texas will schedule routine franchise tax audits with respect to Forest Oil Corporation and Forest Oil Permian Corporation.
		•	Forest has provided a description of the consolidated tax returns filed and the various states in which such returns must be filed.
		•	Forest has listed the ownership changes pursuant to I.R.C. §382 that have occurred since 2000.
(h)	Section 4.19—Affiliate Transactions	•	Forest described the spin-off of the offshore production and exploration assets in March 2006.(30)
(i)	Section 4.20—Derivative Transactions and Hedging	•	Forest provided a table outstanding financial and commodity hedges.(31)
(j)	Section 4.21—Disclosure Controls and Procedures	•	Forest has listed the significant deficiencies found by the internal team and KPMG during the 2005 audit which have all been corrected.

(29)
Please see Forest's Current Report on Form 8-K filed on December 12, 2006 (File No. 001-13515) and its Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 001-13515) for further details regarding the liens relating to the Forest Alaska properties.

(30)
Please see Forest's Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 001-13515) for further details regarding the spin-off of the offshore production and exploration assets.

(31)
Please see Forest's Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 001-13515) for further details regarding Forest's hedging program.

Schedule			Description
	(k)	Section 4.26—Voting Agreements	•	Forest provided a copy of the Voting Agreement with JANA Master Fund, LTD. and JANA Piranha Master Fund, Ltd. entered into simultaneously with the Merger Agreement.(32)
	(l)	Section 5.2—Interim Operations of Parent	•
Forest has indicated that during the interim period, Forest will be actively considering, and may consummate a sale of Forest Alaska Operating LLC, Forest Alaska Holding LLC, and/or either or both companies' assets and reserves all rights to effect such sale if, but only if, (i) such sale would not be a condition to any Financing and (ii) the consideration or consummation of such sale would not reasonably be expected to cause a delay in the Merger I Effective Time of more than 90 day, but in no event will the consideration or consummation of such sale cause the delay of the Merger I Effective Time to a date later than September 30, 2007.(33)
	(m)	Section 5.3—Acquisition Proposals	•	Forest refers to the disclosure in Section 5.2 of the potential sale of Forest Alaska.
4.	Amendment to Additional Disclosure Letter of Houston Exploration
	(a)	2007 Capital Expenditure Plan	•	Houston Exploration revised its estimates of capital expenditures by month for 2007.

(32)
This agreement was filed on Forest's Current Report on Form 8-K dated January 7, 2007 (File No. 001-13515) and incorporated by reference as Exhibit 10.35 into Forest's Annual Report on Form 10-K dated December 31, 2006 (File No. 001-13515).

(33)
This disclosure has been made in Forest's Registration Statement on Form S-4 filed on February 8, 2007 (File No. 333-140532). See also Forest's Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 01-13515).

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